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                                                                    EXHIBIT 5
MORGAN STANLEY
                                                  MORGAN STANLEY & CO.
                                                  INCORPORATED
                                                  1251 AVENUE OF THE AMERICAS
                                                  NEW YORK, NEW YORK 10020
                                                  (212) 703-4000

                                                                   JULY 10, 1994

Board of Directors
McKesson Corporation
One Post Street
San Francisco, CA 94104

Members of the Board:

  We understand that McKesson Corporation ("McKesson"), PCS Health Systems, Inc. ("PCS"), an indirect wholly-owned subsidiary of McKesson, SP Ventures, Inc. ("Spinco"), a wholly-owned subsidiary of McKesson, and certain other parties, have entered into a Reorganization and Distribution Agreement (the "Distribution Agreement"), dated as of the date hereof, which provides, among other things, for the contribution of certain businesses of McKesson and its subsidiaries to Spinco, and the distribution (the "Spin-Off") of all of the issued and outstanding shares of Spinco Common Stock to the holders of McKesson Common Stock (the "Shares"). The terms and conditions of the Spin-Off are more fully set forth in the Distribution Agreement. We also understand that McKesson, Eli Lilly and Company ("Lilly") and ECO Acquisition Corporation ("Acquisition Sub"), a wholly-owned subsidiary of Lilly, have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer to purchase for cash (the "Offer") any and all of the Shares at a price of not less than $76.00 per Share; (ii) the contribution by Acquisition Sub to McKesson, and the transfer by McKesson to Spinco, concurrently with the consummation of the Offer, of a cash amount approximately equal to $632 million, subject to certain adjustments, (the "Spinco Cash Amount"); and (iii) the subsequent merger (the "Merger") of Acquisition Sub with and into McKesson. Pursuant to the Merger, McKesson will become a wholly-owned subsidiary of Lilly and each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Lilly or any subsidiary of Lilly, Shares held in the treasury or by a subsidiary of McKesson and dissenting Shares), shall be converted into the right to receive $76.00 in cash, or any higher price paid per Share in the Offer. The terms and conditions of the Offer and the Merger are more fully set forth in the Merger Agreement. We also understand that McKesson, Spinco and certain other parties have entered into the Tax Sharing Agreement, the HDS Services Agreement, the McKesson Services Agreement, the Non-Competition Agreement and the Memorandum of Understanding (collectively the "Ancillary Agreements").

  You have asked for our opinion as to whether, taken together, the Spin-Off and the consideration to be received by the holders of Shares in the Offer and the Merger are fair from a financial point of view to such holders.

  For purposes of the opinion set forth herein, we have:

    (i) analyzed certain publicly available financial statements and other information of McKesson;

    (ii) analyzed certain internal financial statements and other financial and operating data concerning the businesses of Spinco prepared by the management of McKesson;

    (iii) analyzed certain financial projections related to the businesses of Spinco prepared by the management of McKesson;
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    (iv) analyzed certain internal financial statements and other financial and operating data concerning PCS prepared by the management of PCS;

    (v) analyzed certain financial projections of PCS prepared by the management of PCS;

    (vi) discussed the past and current operations and financial condition and the prospects of PCS with senior executives of McKesson and PCS;

    (vii) reviewed the reported prices and trading activity for the Shares;

    (viii) compared the financial performance of McKesson and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities;

    (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (x) participated in discussions and negotiations among representatives of McKesson, Lilly and their financial and legal advisors;

    (xi) participated in a process involving solicitation of interest from, and discussions and negotiations with, certain parties other than Lilly with respect to PCS;

    (xii) reviewed the Merger Agreement, the Distribution Agreement and the Ancillary Agreements; and

    (xiii) performed such other analyses as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Spinco and PCS. We have relied upon your counsel's analysis of the tax consequences of the Spin-Off, the Offer and the Merger. We have also relied upon the view of the management of McKesson with respect to the appropriateness of the Spinco Cash Amount in light of Spinco's cash needs and strategic objectives, which view we believe properly is a view to be determined by management. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have acted as financial advisor to the Board of Directors of McKesson in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for McKesson and have received fees for the rendering of these services. We have also in the past provided, and are currently providing, financial advisory and financing services to Lilly unrelated to the foregoing and have received, and will receive, fees for the rendering of these services.

  It is understood that this letter is for the information of the Board of Directors of McKesson only and may not be used for any other purpose, other than inclusion in disclosure documents relating to the Spin-Off, Offer and Merger, without our prior written consent.

  Based on the foregoing, we are of the opinion on the date hereof that, taken together, the Spin-Off and the consideration to be received by the holders of Shares in the Offer and the Merger are fair from a financial point of view to such holders.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated


                                          By: /s/ R. Bradford Evans
                                              ---------------------------------
                                              R. Bradford Evans
                                              Managing Director